
$140
$120
$100
$80
$60
$40
2/1/00
Nasdaq Stock Market (US Companies)
Nasdaq Bank Stocks
United Bancshares, Inc.

	2/1/00	6/30/000	12/31/00
Nasdaq Stock Market (US Companies	$100.00	98.51	60.70
Nasdaq Bank Market	$100.00	93.85	121.86
United Bancshares, Inc.	$100.00	70.89	65.14

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. The indexes are reweighted daily, using the market capitalization on the previous trading day.

C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

D. United Bancshares data provided by United Bancshares.

Source: CRSP, Center for Research in Security Prices, Graduate School of Business, The University of Chicago. Used with permission.

13